UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

Form 11-K

  [X]  Annual Report Pursuant To Section 15(d) Of
  The Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009

OR

  [  ]  Transition Report Pursuant To Section 15(d) Of
  The Securities Exchange Act of 1934
  For the transition period from ________ to _________

Commission File Number 0-16093

(A) Full title of the plan and the address
of the plan, if different from that of
the issuer named below:

CONMED CORPORATION
Retirement Savings Plan

(B) Name of issuer of the securities held
pursuant to the plan and the address
of its principal executive office:

CONMED CORPORATION
525 French Road
Utica, New York 13502

CONMED Corporation
Retirement Savings Plan
Index to Financial Statements
December 31, 2009 and 2008

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits at December 31, 2009 and 2008	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2009	3

Notes to Financial Statements	4-10

Supplemental Schedule: *

Schedule H, line 4i - Schedule of Assets (Held at End of Year) at December 31, 2009	11

Signatures	12

*	All other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of
CONMED Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of CONMED Corporation Retirement Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of CONMED Corporation Retirement Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/           Insero & Company CPAs, P.C.
Certified Public Accountants

Rochester, New York
June 24, 2010

CONMED Corporation
Retirement Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

Assets	2009	2008
Investments, at Fair Value
Mutual Funds	$65,262,438	$45,529,733
Common Collective Trust	10,514,964	10,668,412
Common Stock	5,294,048	4,528,121
Preferred Stock	95,927	34,276
Corporate Bonds	196,860	196,216
Money Market Funds	9,522,586	8,547,772

Total Investments	90,886,823	69,504,530

Participant Loans	2,903,797	2,982,011

Receivables
Participant Contributions	38,343	-
Employer Contributions	3,914,546	-
Other Receivable	51	22,112
Accrued Income	-	457

Total Receivables	3,952,940	22,569

Total Assets	97,743,560	72,509,110

Liabilities
Excess Contributions Payable	130,260	98,143
Other Liabilities	1,209	25,040

Total Liabilities	131,469	123,183

Net Assets Available for Benefits at Fair Value	97,612,091	72,385,927

Adjustment from Fair Value to Contract Value for
Interest in Common Collective Trust Relating to
Fully Benefit-Responsive Investment Contracts	195,527	575,476

Net Assets Available for Benefits	$97,807,618	$72,961,403

The accompanying notes are an integral part of the financial statements.

CONMED Corporation
Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2009

Additions to net assets attributed to:
Investment income:
Interest and dividends	$1,528,398
Net appreciation of investments	14,143,447
Contributions:
Participants	8,292,606
Employer	6,678,081

Total Additions	30,642,532

Deductions from net assets attributed to:
Administrative expenses	62,698
Distributions to participants	5,733,619

Total Deductions	5,796,317

Net Increase	24,846,215

Net Assets Available for Benefits at Beginning of Year	72,961,403

Net Assets Available for Benefits at End of Year	$97,807,618

The accompanying notes are an integral part of the financial statements.

CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

1.	Establishment and Description of Plan

Effective January 1992, CONMED Corporation (the "Company") established the CONMED Corporation Retirement Savings Plan (the "Plan").  The Plan is a defined contribution plan covering all employees of the Company and its subsidiaries who meet the service requirements set forth in the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").  The following brief description of the Plan is provided for general information purposes only.  Participants should refer to the Plan agreement for more complete information.

Administration of the Plan

The Company serves as Plan Administrator with full power, authority and responsibility to control and manage the operation and administration of the Plan.

Contributions

A participant can contribute 1 to 50 percent of his or her annual compensation, as defined, up to the maximum annual limitations as provided by the Internal Revenue Code (“IRC”).  The Company matches 50 percent of each participant's contribution up to a maximum of 6 percent of participant compensation.  Forfeitures of terminated participants’ non-vested accounts are used to reduce employer contributions or to pay Plan expenses.  Forfeitures reduced employer contributions by approximately $115,200 in 2009.  At December 31, 2009 and 2008, forfeited non-vested accounts totaled $11,150 and $19,345, respectively.

At December 31, 2009, the Plan has recorded a liability of $130,260 for amounts refundable by the Plan to participants for contributions made in excess of amounts allowed under the IRC.

During the second quarter of 2009, the Plan was amended to allow for a 2009 discretionary employer contribution.  The Company is making a discretionary contribution in 2010 for all eligible employees employed as of December 31, 2009 and certain employees retiring in 2009 equal to 3% of compensation, as defined in the Plan.  At December 31, 2009, the Plan included in the employer contribution receivable a discretionary employer contribution of approximately $3,908,000.

Participant Accounts

Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, (b) Plan earnings and (c) administrative expenses.  Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Each participant is immediately vested in his or her voluntary contributions plus earnings thereon.  A participant becomes fully vested in the remainder of his or her account upon the completion of five years of service.

Investment Options

Participants are allowed to invest in a variety of investment choices as more fully described in the Plan literature.  Participants may change their investment options on a daily basis.

CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

Loans

A participant may obtain a loan between $500 and $50,000, limited to 50 percent of his or her vested account balance. Each loan bears interest at prime plus 1 percent and is secured by the balance in the participant's account. Repayment is required over a period not to exceed five years or up to fifteen years where the loan is for the purchase of a primary residence.  Loan repayments are allocated among the investment options consistent with the participant's contribution investment election.

Payment of Benefits

Participants or their beneficiaries are eligible to receive benefits under the Plan upon normal retirement, death, total and permanent disability or termination for any reason other than those previously mentioned.  Benefits are payable in accordance with the Plan agreement.

Plan Termination

While the Company anticipates and believes that the Plan will continue, it reserves the right to discontinue the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

2.	Significant Accounting Policies

Basis of Accounting

The accounts of the Plan are maintained on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

   Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a common collective trust. The Statements of Net Assets Available for Benefits present the fair value of the investment in the common collective trust as well as the adjustment of the investment in the common collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Loans to Participants

Loans to participants are recorded at amortized cost.

Investment Valuation and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

The Financial Accounting Standards Board (“FASB”) guidance defines fair value, establishes a framework for measuring fair value and related disclosure requirements. The FASB defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability;
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

Mutual Funds

These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

Common Collective Trust

These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. The fair value of the underlying investments is obtained from information provided by the investment advisor using the audited financial statements of the common collective trust at year end.

Common Stock

Common stock is valued at the closing price reported on the common stock’s respective stock exchange and is classified within level 1 of the valuation hierarchy.

Preferred Stock

Preferred stock is valued at the closing price reported on the New York Stock Exchange and is classified within level 1 of the valuation hierarchy.

Corporate Bonds

Corporate Bonds are valued at the closing price reported on the active market on which the individual securities are traded and is classified within level 1 of the valuation hierarchy.

Money Market Funds

These investments are public investment vehicles valued using $1 for the NAV. The money market funds are classified within level 2 of the valuation hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value:

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Total
Mutual Funds	$65,262,438	$-	$65,262,438
Common Stock	5,294,048	-	5,294,048
Preferred Stock	95,927	-	95,927
Common Collective Trust	-	10,514,964	10,514,964
Corporate Bonds	196,860	-	196,860
Money Market Funds	-	9,522,586	9,522,586
Total Assets at Fair Value	$70,849,273	$20,037,550	$90,886,823

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Total
Mutual Funds	$45,529,733	$-	$45,529,733
Common Stock	4,528,121	-	4,528,121
Preferred Stock	34,276	-	34,276
Common Collective Trust	-	10,668,412	10,668,412
Corporate Bonds	196,216	-	196,216
Money Market Funds	-	8,547,772	8,547,772
Total Assets at Fair Value	$50,288,346	$19,216,184	$69,504,530

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Contributions

Participant contributions and matching employer contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings.

Administrative Expenses

The Plan’s administrative expenses are paid by either the Plan or the Plan’s Sponsor as defined in the Plan document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

3.	Income Tax Status

The trust established under the Plan to hold the Plan’s assets is qualified pursuant to the appropriate section of the IRC, and, accordingly, the trust’s net investment income is exempt from income taxes.  The Plan has obtained a favorable tax determination letter, dated July 21, 2003, from the Internal Revenue Service.  The Plan has been amended since receiving the determination letter.  However, the Plan Administrator and the Plan’s tax counsel believe that the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4.	Investments

Fidelity Management Trust Company (“Fidelity”) is the trustee of the Plan.  As trustee, Fidelity holds the Plan’s investment assets and executes investment transactions.

Investments representing 5 percent or more of the net assets available for plan benefits at December 31, 2009 and 2008 consist of the following:

	2009	2008
	Current	Current
	Value	Value
Fidelity Managed Income
Portfolio Fund	$10,514,964	$10,668,412
Fidelity Puritan Fund	8,864,027	7,005,095
Fidelity Retirement Money
Market Fund	7,935,334	7,156,607
Spartan 500 Index Fund	6,328,687	5,039,169
Rainer Small/Mid Cap Fund	6,268,835	4,858,135
Fidelity Low-Priced Stock Fund	6,094,107	4,145,706
Fidelity Diversified International Fund	5,566,296	N/A	*
Fidelity Equity Income Fund	5,481,500	4,697,316
Fidelity Investment Grade Bond Fund	5,116,317	4,146,146

*Fidelity Diversified International Fund did not exceed 5% of the net assets available for benefits at December 31, 2008.

CONMED Corporation
Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

Net appreciation in the fair value of investments for the year ended December 31, 2009 is as follows:

Mutual funds	$13,501,871
Common stocks	599,618
Preferred stocks	21,139
Corporate bonds	20,819
$14,143,447

5.	Transactions with Parties-in-Interest

As of December 31, 2009 and 2008, the Plan held certain securities issued by the Company as follow:

	December 31, 2009		December 31, 2008
	Number	Fair	Number	Fair
	of Shares	Value	of Shares	Value

CONMED Corporation
Common Stock	151,572	$3,455,842	139,431	$3,337,978

In addition, certain assets of the Plan are invested in funds managed by Fidelity.  Fidelity is the trustee of the Plan and, therefore, is considered to be a party-in-interest. Participant loans also qualify as party-in-interest transactions.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the financial statements to the Form 5500:

	December 31,	December 31,
	2009	2008
Net Assets Available for Benefits Per
the Financial Statements	$97,807,618	$72,961,403

Adjustment from Contract Value to Fair Value for
Interest in Common Collective Trust Relating to
Fully Benefit-Responsive Investment Contracts	(195,527)	(575,476)

Net Assets Available for Benefits Per the Form 5500	$97,612,091	$72,385,927

Net Increase in Net Assets Available for Benefits Per
the Financial Statements	$24,846,215

Change in adjustment from Contract Value to Fair Value
for Interest in Common Collective Trust Relating to
Fully Benefit-Responsive Investment Contracts	379,949

Net Income Per the Form 5500	$25,226,164

CONMED Corporation
Retirement Savings Plan

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2009

Current
Identity of Issue/Description of Investment	Value

Fidelity Managed Income Portfolio Fund**	$10,514,964
Fidelity Puritan Fund**	8,864,027
Fidelity Freedom Funds**	8,766,257
Fidelity Retirement Money Market Fund**	7,935,334
Spartan 500 Index Fund**	6,328,687
Rainier Small/Mid Cap Fund	6,268,835
Fidelity Low-Priced Stock Fund**	6,094,107
Fidelity Diversified International Fund**	5,566,296
Fidelity Equity Income Fund**	5,481,500
Fidelity Investment Grade Bond Fund**	5,116,317
Participant - Directed Brokerage Link Account	4,504,460
Fidelity Capital Appreciation Fund**	3,702,192
CONMED Corporation Common Stock **	3,455,842
FAM Value Fund	2,382,421
Needham Growth Fund	2,278,027
WFA Small Cap Value Z Fund	2,167,991
T. Rowe Price Dividend Growth Fund	609,843
MFS Value Fund R4	313,568
LM CM Value Trust FI Fund	282,721
Interest Bearing Cash Accounts	253,434

Participant loans, interest rates from 4.25% to
10.50% and maturities from 2010 to 2024**	2,903,797

$93,790,620

**       Denotes party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

CONMED CORPORATION
Retirement Savings Plan

By:	/s/	Robert D. Shallish, Jr.
Robert D. Shallish, Jr.
Vice President – Finance and
Chief Financial Officer
CONMED Corporation

Date:  June 24, 2010